Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF SERIES B PARTICIPATING PREFERRED STOCK OF

ZYMEWORKS INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

Zymeworks Inc., a Delaware corporation (the “Company”), certifies as follows:

1. The Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Company, including as amended pursuant to that certain Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock (the “Certificate of Designation”), authorizes the issuance of 1,000,000 shares of preferred stock, par value $0.00001 per share, of the Company designated as Series B Participating Preferred Stock (the “Series B Preferred Stock”).

2. Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Company adopted the following resolutions:

WHEREAS: In connection with the Company’s entry into the Preferred Stock Rights Agreement, dated as of October 12, 2022, between the Company and Computershare Trust Company N.A, as rights agent, the Board provided for the issuance of a series of preferred stock of the Company designated as Series B Participating Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) through the adoption of a Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock (the “Certificate of Designation”).

WHEREAS: The Board deems it advisable and in the best interests of the Company and its stockholders to effect the elimination of the Series B Preferred Stock pursuant to Section 151(g) of the DGCL.

NOW, THEREFORE, BE IT RESOLVED: That no shares of the Series B Preferred Stock are outstanding, and none of the authorized shares of the Series B Preferred Stock will be issued subject to the Certificate of Designation.

RESOLVED FURTHER: That the officers of the Company are, and each of them hereby is, authorized and directed, for and on behalf of the Company and in its name, to prepare a certificate of elimination, the form of which is attached as Exhibit A (the “Certificate of Elimination”), with the effect under the DGCL of eliminating from the Company’s Certificate of Incorporation all matters set forth in the Certificate of Designation, and to execute and file the Certificate of Elimination with the Secretary of State of the State of Delaware, at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.

3. Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series B Preferred Stock in the Certificate of Incorporation are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Company.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 12th day of June, 2023.

ZYMEWORKS INC.

/s/ Kenneth Galbraith
Name: Kenneth Galbraith
Title: Chair and Chief Executive Officer